Exhibit 4.24

Capital Increase Agreement

Between

Wang Huainan

Wang Qian

And

Reemake Media Co., Ltd.

For

Beijing BabyTree Marketing Consulting Co., Ltd.

September 8, 2016

Capital Increase Agreement

This capital increase agreement (the “Agreement”) is hereby signed by the following parties on September 8, 2016:

1.              Beijing BabyTree Marketing Consulting Co., Ltd. (the “Company”), a limited liability company registered in Beijing under the laws of the People’s Republic of China (the PRC or “China”, Hong Kong SAR, Macau SAR and Taiwan are excluded for the purpose of the Agreement);

2.              Existing Shareholders:

Wang Huainan:

Wang Qian:

3.                  Investor:

Reemake Media Co., Ltd., a limited liability company established under the PRC laws;

Party A, Party B and Party C may be referred to as a “Party” individually or the “Parties” collectively.

WHEREAS:

1.              The Company is currently a limited liability company established under the PRC laws.

2.              Beijing Zhongming Century Technology Co., Ltd., the Investor and other related parties signed a Loan Agreement (together with its subsequent amendments or supplemental agreements from time to time, the “Loan Agreement”) attached hereto in Appendix 1, pursuant to which the Investor shall provide loans (the “Original Loan”) to Beijing Zhongming Century Technology Co., Ltd.

3.              The Investor decided that a certain part of the Original Loan under the Loan Agreement be accelerated and no interest will be charged therefrom. Beijing Zhongming Century Technology Co., Ltd. will refund such accelerated part of the loan to the investor without interest. The remaining balance (the “Principal”) of the amount of the Original Loan will be subject to a debt-to-equity swap (the “Debt-to-Equity Swap”) according to the Loan Agreement.

4.              The Parties agree and acknowledge that the Investor will implement the above mentioned “Debt-to-Equity Swap” in the form of a capital increase for the Company and Beijing Zhongming Century Technology Co., Ltd., respectively.

Therefore, based on the principles of equality and mutual benefits and through amicable negotiations, the Parties hereby agree as follows:

Article 1 Performance of Loan Agreement

1.1       The Parties unanimously agree that the Investor will effect the Debt-to-Equity Swap by contributing the Principle under the Loan Agreement to the Company and Beijing Zhongming Century Technology Co., Ltd. respectively as capital increase, of which RMB351,550,469 is to be invested in Beijing Zhongming Century Technology Co., Ltd., and RMB20,449,531 is to be invested in the Company, both as a capital increase.

1.2       Debt-to-Equity Swap for the Company

(1)         The Parties unanimously agree that the amount of the Principal subject to Debt-to-Equity Swap for the Company is RMB20,449,531 (the “Amount of Debt-to-Equity Swap”), and Beijing Zhongming Century Technology Co., Ltd. shall repay the above mentioned Amount of Debt-to-Equity Swap in two instalments, the first of which will be in the amount of RMB10,225,000 (the “First Installment of Repayment”), and the second of which will be in the amount of RMB10,224,531 (the “Second Installment of Repayment”).

(2)         It is agreed by all the Parties that the Investor shall increase the capital of the Company subject to Article 2 of the Agreement and pay the capital increase amount subject to Article 3 of the Agreement.

Article 2 Capital Increase by the Investor

2.1       It is agreed and acknowledged by the Parties that the Investor will invest an aggregate amount of RMB20,449,531 (the “Capital Increase Amount”) to finally subscribe for 7.792% of the Company’s equity interest (the “Capital Increase”). The shareholders of the Company hereby unanimously agree to the Capital Increase and agree to waive their respective pre-emptive right to subscribe for the Capital Increase.

2.2       It is agreed and acknowledged by the Parties that in addition to the Capital Increase completed by the Investor under the Agreement, there are other investors that invest in the capital increase and conduct certain AIC change registration concurrently with the Investor, and with respect to the investment to the Company and the relevant capital increase matters, the Company, such other investors and other concerned parties shall enter into a separate agreement to agree on the relevant capital increase plan; provided, however, that such separate agreement or capital increase plan shall not in any respect impair the Investor’s rights or interests in the Company provided under the Agreement.

Article 3 Closing and Delivery

3.1       Under the provisions and conditions of the Agreement, the Investor shall pay the Capital Increase Amount to the Company in two installments. The amount of the first installment (the “First Installment of the Capital Increase Amount”) payable by the Investor shall be equal to the amount of the First Installment of Repayment set forth in Article 1.2 (1), and the amount of the second installment (the “Second Installment of the Capital Increase Amount”) payable by the Investor shall be equal to the amount of the Second Installment of Repayment set forth in Article 1.2 (1).

3.2       The Parties unanimously agree that subject to the satisfaction, or the waiver by the Investor, of each of the conditions precedent to the closing set forth in Article 4.1, the Parties shall effect the closing of the Capital Increase and the Investor shall wire transfer the First Installment of the Capital Increase Amount to a specific receiving account designated by the Company within five working days after the date when Beijing Zhongming Century Technology Co., Ltd. has paid the First Installment of Repayment to the Investor, or at such other time as agreed upon by the Parties. The Investor shall wire transfer the Second Installment of the Capital Increase Amount to a specific receiving account designated by the Company within five working days after the date when Beijing Zhongming Century Technology Co., Ltd. has paid the Second Installment of Repayment to the Investor, or at such other time as agreed upon by the Parties.

The Parties unanimously agree that in addition to the right to demand the payment of liquidated damages equal to 20% of the Principal from the Investor and, the Company is also entitled to terminate the Agreement with a written notice at any time, if:

(1) the Investor fails to make any installment of the Capital Increase Amount within the aforementioned period (the “Overdue Capital Increase Amount”); or

(2) the Investor fails to pay the corresponding Capital Increase Amount as agreed in the separate agreement with Beijing Zhongming Century Technology Co., Ltd.

The Company is entitled to directly offset aforesaid liquidated damages with the Principal that remains outstanding and payable by Beijing Zhongming Century Technology Co., Ltd. to the Investor (if any) or the First Installment of the Capital Increase Amount paid by the Investor to the Company (if any). If the aforesaid amount of the liquidated damages is not sufficient to cover the loss suffered by the Company as a result of the Investor’s default, the Investor shall indemnify or compensate the Company for such shortfall. In this case, if the Company gives a written notice to terminate the Agreement, the Company shall refund to the Investor the Capital Increase Amount (if any) net of the amount of such liquidated damages with no interest within five working days after the termination of the Agreement, and pay to the Investor the corresponding Principal (if any) that is not yet repaid as set forth in the Loan Agreement.

3.3       The Parties unanimously agree that the Investor’s investment obligation under the Agreement is fulfilled after the Investor has paid the Capital Increase Amount in its entirety as set forth in the Agreement.

3.4       The Parties unanimously agree that after the Investor make the full payment of Capital Increase Amount according to the Agreement, the Company should promptly entrust an accounting firm of corresponding qualification to conduct capital verification. The company and its Existing Shareholders promise to go through and complete relevant registration of equity change within 2 months after the Investor has made the full payment of the Capital Increase Amount in accordance with the Agreement.

3.5       The Parties unanimously agree that if the relevant registration of equity change fails to be handled and completed pursuant to Section 3.4 hereinabove for reasons attributable to the Company and its Existing Shareholders, in addition to the right to demand the payment of liquidated damages equal to 20% of the Capital Increase Amount from the Company, the Investor is also entitled to terminate the Agreement with a written notice at any time. In this case, if the Investor gives a written notice to terminate the Agreement, the Company shall refund to the Investor the Capital Increase Amount (if any) already paid by the Investor together with the amount of such liquidated damages within five working days after the termination of the Agreement.

3.6       Once the Investor has completed its investment obligations under this Agreement and become a shareholder of the company, it shall enjoy the rights and undertake the obligations as a shareholder.

Article 4 Conditions Precedent

4.1.    Conditions to Closing

Unless a written waiver is provided by the Investor or otherwise agreed by related parties, the obligation of the Investor to pay the First Installment of the Capital Increase Amount is conditional upon the satisfaction of the following conditions precedent to the closing, and the date on which all of the following conditions are satisfied, or waived by the investor, is hereinafter referred to as the “Closing Date,” which shall be the date of payment of the First Installment of Repayment by Beijing Zhongming Century Technology Co., Ltd. to the Investor:

(1) the Agreement shall have been signed by all the Parties;

(2) the investor shall have received the total amount of the First Installment of Repayment from Beijing Zhongming Century Technology Co., Ltd.;

(3) from (and including) the date of execution of the Agreement to the Closing Date, the representations and warranties made by the Company and its existing shareholders under this Agreement shall remain fully authentic, complete and accurate, and the Company and its existing shareholders shall have fulfilled the commitments set forth herein without any breach of the Agreement.

4.2.    Conditions Precedent to Payment of Second Installment of Capital Increase Amount

Unless a written waiver is provided by the Investor or otherwise agreed by related parties, the obligation of the Investor to pay the Second Installment of the Capital Increase Amount is conditional upon the satisfaction of the following conditions precedent, and the date on which all of the following conditions are satisfied, or waived by the Investor, is hereinafter referred to as the “Satisfaction Date of Second Payment Conditions,” which shall be the date of payment of the Second Instalment of Repayment by Beijing Zhongming Century Technology Co., Ltd. to the Investor.

(1) the Investor shall have received the total amount of the Second Installment of the Capital Increase Amount from Beijing Zhongming Century Technology Co., Ltd.;

(2) from (and including) the date of execution of the Agreement to the Satisfaction Date of Second Payment Conditions, the representations and warranties made by the Company and its existing shareholders under this Agreement shall remain fully authentic, complete and accurate, and the Company and its existing shareholders shall have fulfilled the commitments set forth herein without any breach of the Agreement.

Article 5 Statements and Commitments by the Parties

5.1.    The Company and its Existing Shareholders jointly and severally make the following statements and commitments to the Investor:

(1)        from the date of execution of this Agreement to the date of payment of the last installment of the Capital Increase Amount, the Company and its Existing Shareholders shall do their best to complete the transaction as the terms and conditions stated in this agreement;

(2)        each of the Company and its Existing Shareholders is an entity duly incorporated and in good existence under the laws of the PRC, or a natural person of full capacity of civil conduct;

(3)        the Company and its Existing Shareholders have full right and power and authorization to sign the Agreement, and fulfill their respective obligations under the Agreement and such relevant agreements or documents;

(4)        the Agreement has been duly authorized, signed and delivered by the Company and its Existing Shareholders and, assuming that it is also duly authorized, signed and delivered by the other parties hereto,  constitutes a valid and binding obligation of them, enforceable against them in accordance with the terms hereof;

(5)        the execution and delivery of the Agreement by the Company and its Existing Shareholders, and the performance of their respective obligations hereunder, do not and will not: violate or constitute a default under its articles of association or any other constitutional document; result in a breach of any contract to which it is a party or by which it is bound; result in its contravention or violation of any applicable law, regulation, or any decree, writ, injunction, judgment or ruling issued by any government authority to which it is subject;

(6)        the Existing Shareholders of the Company have duly made the entire contributions subscribed by them, and there have been no partial contribution, falsified contribution, withdrawal of contribution and such other circumstances.

(7)        none of the Company and its Existing Shareholders will, by act or omission, impair the authenticity, accuracy and completeness of the representations and warranties under the Agreement; and

(8)        if it is stipulated in a capital increase agreement or any document between other investors (on the one hand) and the Company and its Existing Shareholders (on the other hand) that such other investors shall have any right in precedence over the Investor, the Investor shall automatically become entitled to such right. The Investor and the Existing Shareholders shall take all measures including but not limit to executing a supplemental agreement to enable the Investor to enjoy such right. The Company and its Existing Shareholders undertake that all agreements with other investors relating to capital increase will be disclosed to the Investor.

5.2.        The Investor hereby undertake that:

(1)        the Investor is an entity duly incorporated and in good existence under the laws of the PRC; the Investor, its shareholders and/or partners, as well as each of the Investor’s indirect shareholders up to the uppermost level under AIC registration, is a PRC domestic entity or a natural person of Chinese nationality, without any foreign capital being involved. If justified by reasonable causes, the Company may require the Investor to transfer its shares to an entity designated by the Investor and acceptable by the Company, or to adjust its shareholding structure, and the Investor undertakes to complete aforementioned transfer or adjustment within the time frame stipulated by the Company.

(2)        From the date of execution of this Agreement to the date of payment of the last installment of the Capital Increase Amount, the Investor shall do its best to cause the transaction contemplated hereby to be accomplished in accordance with the terms of the Agreement;

(3)        The Investor shall provide necessary files in order to assist the Company in obtaining all government approvals, consents, permissions, registrations and filings required under the Agreement or necessary for full performance of the Agreement.

(4)        the Investor has full rights, power and authorization to sign the Agreement, and promises to fulfill the obligations under the Agreement and such relevant agreements or documents;

(5)        the Agreement has been duly authorized, signed and delivered by the Investor and, assuming that it is also duly authorized, signed and delivered by the other parties hereto, constitutes a valid and binding obligation of the Investor, enforceable against it in accordance with the terms hereof; and

(6)        the execution and delivery of the Agreement by the Investor, and the performance of its obligations hereunder, do not and will not: violate or constitute a default under its articles of association or any other constitutional document; result in a breach of any contract to which it is a party or by which it is bound; result in its contravention or violation of any applicable law, regulation, or any decree, writ, injunction, judgment or ruling issued by any government authority to which it is subject.

Article 6 Cancellation and Termination

6.1       The Agreement may be terminated:

(1)         in accordance with the provisions of the Agreement;

(2)         unanimously by the Parties in writing;

(3)         if a statutory force majeure event occurs, in which renders no Party to be able to perform the Agreement or to achieve the purpose of the Agreement.

6.2       Effect of Cancellation or Termination:

(1)         After cancellation or termination of the Agreement, each Party hereto shall return the other Party the consideration hereunder obtained from the other Party under the principles of fairness, reasonableness and good faith, and try to restore the status when the Agreement is signed.

(2)         Upon cancellation or termination of the Agreement pursuant to any aforementioned provisions under Article 6.1, unless otherwise specified herein, all rights and obligations of the Parties hereunder shall terminate immediately, and no Party shall have other claims to the other Party or with respect to the termination hereof, except for the liabilities that should be undertaken as provided in Article 10 hereof.

Article 7 Confidentiality

7.1       Unless otherwise specified herein, each Party shall try its best to keep in strict confidence all forms (including written, oral, tangible or intangible) of technical, commercial and any other non-public information and materials of all the other Parties acquired by it in connection with the negotiation, execution or performance of the Agreement and due diligence investigations, including any content herein and any other cooperation and transaction that may exist between the Parties, until such information and documents have been made public by the original provider thereof. Each Party shall restrict the access to such information by its directors, officers, employees, agents, consultants, subcontractors, suppliers and customers on an “as-needed” basis only for purposes of their due performance of the obligations hereunder.

7.2       The above restrictions shall not apply to:

(1)         the information that has already become publicly available at the time of disclosure;

(2)         the information that has already become publicly available after the disclosure not through the fault of the receiving Party;

(3)         the information that the receiving Party may prove to have been in its possession prior to the disclosure, and not obtained directly or indirectly from the other Party;

(4)         any disclosure by any Party to relevant government authority or stock exchange as required by the law, or to its direct legal counsel and financial adviser as necessary for its normal business operation.

7.3       Each Party shall cause the directors, senior officers, employees, agents, consultants, subcontractors, suppliers, customers of it and its affiliated companies to comply with the confidentiality obligations set forth in Article 7.1 hereof.

7.4       Even if the Agreement is canceled or terminated for whatever reason, the Parties shall comply with the confidentiality obligations set forth in Article 7.1 hereof.

Article 8 Liabilities for Breach and Indemnification

8.1       If any party hereto is in breach of any provision hereof, in addition to the other rights provided hereunder, the other Parties shall also have the right to claim compensation for the loss suffered by it therefrom due to such Party’s breach.

8.2       Subject to the other provisions of the Agreement, a Party (the “Indemnifying Party”) shall indemnify, pay relevant amounts to, and hold the other Parties (the “Indemnified Party”) from and against any damages, in the event that: (a) the Indemnifying Party is in breach of any of its representations and warranties set forth herein, or any of such representations and warranties fails to be true, or (b) the Indemnifying Party is in breach of or fails to fully perform any of its commitments, agreements, warranties or obligations hereunder, unless otherwise waived in writing by the other Parties. The Indemnifying Party shall indemnify or compensate the Indemnified Party for any and all losses directly or indirectly suffered as a result of any of the foregoing circumstances.

8.3       If any party hereto is in breach of any provision hereof, in addition to the other rights provided hereunder, the other Parties shall also have the right to require specific and full performance of the obligations hereunder by the defaulting Party.

8.4       Notwithstanding anything to the contrary herein, this Article shall survive the termination of the rights and obligations of the Parties hereunder or the termination of this Agreement.

Article 9 Applicable Law and Dispute Resolution

9.1            Applicable Law

The Agreement shall be governed by the laws of the PRC.

9.2            Dispute Resolution

Any dispute arising from or in connection with the Agreement shall be submitted to China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with the arbitration rules in force at that time. The arbitral award is final and binding on all Parties. Pending the settlement of disputes, the Parties shall continue to perform the other provisions herein except for the matters in dispute.

Article 10 Expenses

10.1     The Parties shall bear their own costs generated from legal and financial due diligence investigations and the drafting of the relevant documentation in connection with the transactions contemplated hereunder.

Article 11 Others

11.1     Unless otherwise agreed, the Agreement and the new articles of association constitute the entire agreement of the relevant subject matters and supersede all oral or written agreements, discussions, minutes, memoranda, understandings or communications (including but not limited to fax and email) between the Parties prior to the date hereof.

11.2     Any amendment to the Agreement shall be made by a written agreement signed by the duly authorized representatives of the Parties, and shall form an integral part of the Agreement.

11.3     The headings contained in the Agreement are inserted for reference only and shall not in any way affect the meaning or interpretation of the Agreement.

11.4     Notices

Any notice, demand, request or any other communication required or permitted hereunder shall be made in writing and sent to the address of the recipient after executed by the sending Party. Any Party may notify the other party in writing to change its address for purposes of the Agreement. Any notice sent in the following ways shall be deemed to be duly delivered at the earlier of:

(1)         the date of receipt confirmed by signature, if sent by personal delivery;

(2)         the tenth (10th) day after the date on which the postmark is affixed by the post office, if sent by registered mail;

(3)         the third (3rd) day after the date on which the mail is handed to the express service provider, if sent by express delivery.

(4)         the next working day after the date of sending, if sent by facsimile.

11.5     If, in accordance with any relevant law, any one or more of the provisions hereof or any one or more of the other legal document(s) involved in the Capital Increase is held to be invalid, illegal or unenforceable, then:

(1)         the validity, legality and enforceability of the other provisions hereof shall not be affected or impaired, and such other provisions shall remain in full force and effect, except for the agreement(s) held as invalid, illegal or unenforceable, the validity, legality and enforceability of the other agreements involved in the Capital Increase shall not be affected or impaired, and such other agreements shall remain in full force and effect.

(2)         The Parties shall forthwith replace the aforesaid invalid, illegal or unenforceable provisions or agreements with legal, valid and enforceable ones, the intent of which shall be the closest to that of those invalid, illegal or unenforceable provisions or agreements.

11.6     Section 6.2, Article 7, Article 8, Article 9 and Article 10 hereof shall survive the termination of the Agreement.

11.7           The Agreement shall be made in FIVE counterparts, each Party shall hold one, and the remaining one will be retained by the Company.

11.8           The Agreement shall come into force as of the date on which it is sealed or signed by all Parties. (There is no text below.)

(This page contains no body text and is the signature page of the Capital Increase Agreement of Beijing BabyTree Marketing Consulting Co., Ltd.)

Company:

Beijing BabyTree Marketing Consulting Co., Ltd. (Seal)
Signed by Authorized Signatory:	/Seal/

Existing Shareholders:

Huainan Wang
Signed in person or by Authorized Signatory:	/s/ Huainan Wang

Qian Wang
Signed in person or by Authorized Signatory:	/s/ Qian Wang

(This page contains no body text and is the signature page of the Capital Increase Agreement of Beijing BabyTree Marketing Consulting Co., Ltd.)

Investor

Reemake Media Co., Ltd. (Seal) /Seal/
Signed by Authorized Signatory:	/s/ Yusen Dai

Appendix 1: Loan Agreement